EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2014	2013	2012	2011	2010
Determination of Earnings:
Income before taxes	$5,818	$5,412	$3,875	$2,282	$2,722
Add (Deduct):
Amortization of capitalized interest	19	20	20	20	21
Fixed charges	364	371	404	432	451
Equity income, net of distributions	(36)	(36)	(45)	(51)	(28)

Total earnings, as defined	$6,165	$5,767	$4,254	$2,683	$3,166

Fixed Charges:
Rents(1)	$46	$44	$53	$56	$65
Interest and other financial charges	318	327	351	376	386

	364	371	404	432	451
Capitalized interest	21	19	18	13	16

Total fixed charges	$385	$390	$422	$445	$467

Ratio of Earnings to Fixed Charges	16.01	14.79	10.08	6.03	6.78

(1)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.

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